January 20, 2015

Via EDGAR

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Repligen Corporation

Form 10-K for the fiscal year ended December 31, 2013

Filed March 14, 2014

File No. 000-14656

Dear Mr. Riedler:

This letter is submitted on behalf of Repligen Corporation (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) as set forth in your letter, dated December 23, 2014 (the “Comment Letter”).

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in the Form 10-K as filed with the Commission.

Our Products for the Manufacturing of Biologic Drugs, page 2

1. We note that your Strategic Supplier Alliance Agreement with GE Healthcare appears to be a material agreement as it has been filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Please expand your disclosure regarding the agreement to provide the material terms, including the parties’ rights and obligations, the duration of the agreement, termination provisions, and any payment provisions.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 20, 2015

Response to Comment No. 1:

The Company acknowledges the Staff’s comment. In future filings, the Company will expand its disclosure regarding the GE Healthcare Strategic Supplier Alliance Agreement substantially as set forth below in italicized and underlined text, which disclosure the Company respectfully notes was included in its Current Report on Form 8-K announcing its entry into the agreement. The Company respectfully directs the Staff’s attention to the application for confidential treatment, dated February 12, 1999, and the application for continued confidential treatment, dated December 16, 2008, in which the Company petitioned the Staff for confidential treatment for, in addition to other things, certain payment provisions and terms under the GE Healthcare Strategic Supplier Alliance Agreement.

Our Products for the Manufacturing of Biologic Drugs

Repligen is a leading developer and manufacturer of certain consumable bioprocessing products used in the production of monoclonal antibodies and other biologic drugs. The Company manufactures multiple forms of Protein A ligand, a critical component of Protein A media that is used in the downstream purification process for monoclonal antibodies, on behalf of several major life sciences companies. We also manufacture and sell growth factors, used to increase cell growth and productivity during upstream fermentation, and chromatography products. Our chromatography products include OPUS pre-packed columns for biologics purification, proprietary Protein A media and quality test kits. These products are sold to life sciences companies, contract manufacturing organizations and biopharmaceutical companies for use in the biologic drug production. Demand for our bioprocessing products has grown in concert with the expanding global market for biologics, particularly monoclonal antibodies, and also as a result of new product offerings through our acquisition of the Novozymes Biopharma business in December 2011.

In 2012, the global biologics market was valued at approximately $175 billion and is expected to grow at a rate in the high single digits annually. Market research indicates that the monoclonal antibody segment comprised over 40% of the overall biologics market in 2012 and is growing more rapidly than the overall market. Six of the ten worldwide best-selling drugs in 2012 were monoclonal antibodies, including blockbuster products such as Enbrel® and Remicade® for the treatment of rheumatoid arthritis and other inflammatory disorders, Rituxan® for non-Hodgkin’s lymphoma and Herceptin® for the treatment of breast cancer. There are more than 35 approved monoclonal antibody products and over 350 product candidates currently in clinical development, most of which are manufactured using Protein A.

Repligen has been a leading manufacturer of Protein A for over fifteen years and manufactures multiple forms of Protein A for major life sciences companies including GE Healthcare and EMD Millipore under long-term supply agreements which extend to dates between 2016 and 2021. Pursuant to Repligen’s Strategic Supplier Alliance Agreement with GE Healthcare, Repligen has agreed to manufacture and sell to GE Healthcare two forms of GE Healthcare proprietary recombinant Protein A through January 28, 2015, with a right to extend the agreement through 2021. Repligen’s Strategic Supplier Alliance Agreement with GE Healthcare is terminable by either party upon written notice of breach or insolvency. In addition,

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 20, 2015

pursuant to the Strategic Supplier Alliance Agreement, or Sweden Supplier Agreement, by and between Repligen Sweden AB (as successor-in-interest to Novozymes Biopharma Sweden AB) and GE Healthcare, Repligen agrees to manufacture and sell to GE Healthcare three forms of GE Healthcare proprietary recombinant Protein A through December 31, 2016. Either party may terminate the Sweden Supplier Agreement unilaterally for convenience upon two years’ written notice or upon written notice of material default or breach of the agreement and bankruptcy or insolvency . GE Healthcare may terminate the Sweden Supplier Agreement if Repligen markets or sells any chromatography media products, transfers control of the Sweden Supplier Agreement or upon delay or defect in the proprietary recombinant Protein A products. To be useful in the monoclonal antibody manufacturing process, Protein A is chemically bound to proprietary microscopic beads that are manufactured by life sciences companies, such as those mentioned above. These beads provide the rigid support required to use Protein A ligands. The combination of Protein A ligands bound to the beads is known as Protein A chromatographic media, which is packed by end-users into cylindrical columns and used to purify monoclonal antibodies. For example, after a fermentation process that produces monoclonal antibodies, the broth containing the monoclonal of interest, as well as numerous fermentation by-products and contaminants, is pumped through a column filled with Protein A chromatographic media. The Protein A media selectively binds to or “captures” the monoclonal antibody. Protein A has a high affinity for the monoclonal antibody and as a result, the antibody remains bound to the Protein A media while impurities flow through the column and are discarded. Once the impurities are removed, a change in pH conditions releases the purified antibody from the Protein A media. As a result, the monoclonal antibody product is highly purified and concentrated from a single purification step. Further purification steps are usually necessary to increase purity to a level greater than 98%. Over the past three years, the majority of our product sales have been sales of Protein A products.

Most biopharmaceuticals are produced through mammalian cell fermentation. In order to spur increased cell growth, manufacturers add growth factors and nutrients to the fermentor. As part of the Novozymes Acquisition, the Company acquired four cell culture growth factor products. Among those products is LONG®R3 IGF-I, a growth factor that is more biologically potent than insulin, and that has been shown to significantly increase recombinant protein production in fermentation applications. LONG®R3 IGF-I is currently used in the manufacture of several commercial biopharmaceutical products and is sold under a distribution agreement with Sigma-Aldrich Corporation (“Sigma”) which extends to 2021. Sigma has distribution rights for industrial cell culture applications while Repligen sells the product for use in stem cell and other cell-based therapies. In addition, we acquired long epidermal growth factor (LONG®EGF) and transforming growth factor alpha (LONG®TGF-a) supplements for serum-free or low serum culture in cell-based therapy applications, as well as recombinant transferrin (rTransferrin) which has been developed as an iron supplement for cell culture. There may be applications for these growth factors in stem cell and other cell-based therapies.

We also sell a number of products used in purification and quality control applications to contract manufacturers and biopharmaceutical companies. These products include: OPUS pre-packed, disposable chromatography columns, proprietary Protein A chromatography media and

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 20, 2015

quality test kits. Our pre-packed chromatography columns are sold in a variety of sizes with the customer’s choice of media. This product line’s smaller sizes consist of proprietary technology that we acquired from BioFlash Partners, LLC (“BioFlash”) in January 2010 while the larger sizes encompass products and technology that we developed as a result of our internal research and development efforts. The OPUS brand stands for “Open Platform, User Specified.” OPUS columns have the potential to improve manufacturing efficiencies and lower costs by reducing labor and time spent on column packing, validation, set-up and cleaning. In addition, because OPUS columns are “plug-and-play” we believe they offer customers significantly greater manufacturing efficiency and flexibility when used with other flexible, disposable technologies. In early 2012, we introduced new, process-scale OPUS chromatography columns with diameters of 20cm and 30cm. These new products are well suited for the production of a broad range of clinical trial material and niche commercial products such as orphan biologics.

Our proprietary Protein A chromatography media is used by contract manufacturers and biopharmaceutical companies in a variety of applications, including in the purification of some currently marketed biotherapeutics. Customers use our Protein A and Growth Factor ELISA test kits to ensure that there are minimal levels of residual Protein A and growth factor, respectively, in the final bulk drug product.

Research and Development, page 4

2. Please expand your disclosure for your HDAC Agreement with BioMarin to describe the material terms of the agreement, including the parties’ rights and obligations, the duration of the agreement, termination provisions and royalty rates. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment No. 2:

The Company acknowledges the Staff’s comment. In future filings, the Company will expand its disclosure regarding the HDAC Agreement with BioMarin substantially as set forth below in italicized and underlined text. The Company respectfully informs the Staff that because the HDAC Agreement with BioMarin was entered into during the quarter ended March 31, 2014, it is filed as Exhibit 10.01 to the Company’s quarterly report on form 10-Q for the quarter ended March 31, 2014, filed with the Commission on May 9, 2014. The Company respectfully directs the Staff’s attention to the application for confidential treatment, dated May 9, 2014, in which the Company petitioned the Staff for confidential treatment for, in addition to other things, certain provisions and terms under the HDAC Agreement with BioMarin.

HDAC Agreement with BioMarin

On January 21, 2014, we out-licensed our HDACi portfolio, which includes the Friedreich’s ataxia program, to BioMarin Pharmaceuticals Inc. Friedreich’s ataxia is an inherited

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 20, 2015

disease that causes progressive damage to the nervous system resulting in symptoms ranging from impaired walking and speech problems to heart disease. Under the terms of the agreement, Repligen received an upfront payment of $2 million in January 2014 from BioMarin and we have the potential to receive up to $160 million in future milestone payments for the development, regulatory approval and commercial sale of portfolio compounds included in the agreement. These potential milestone payments are approximately 37% related to clinical development and 63% related to initial commercial sales in specific geographies. In addition, Repligen is eligible to receive royalties on sales of qualified products developed. The royalty rates are tiered and begin in the mid-single-digits for the first HDACi portfolio product and for the first non-HDACi portfolio product with lesser amounts for any backup products developed under the agreement. Repligen’s receipt of these royalties is subject to customary offsets and deductions. There are no refund provisions in this agreement.

3. Please expand your disclosure for your SMA Agreement with Pfizer to describe the termination provisions of the agreement. With regard to the duration of the agreement, we note that the royalty term of the agreement is based on the later of (a) expiration of the licensed patents or (b) a predetermined time after the first commercial sale of the first product in a country. Please revise the duration disclosure to provide the expiration date of the last to expire patent and the “predetermined time” referenced in your disclosure.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment. In future filings, the Company will expand its disclosure regarding the SMA Agreement with Pfizer substantially as set forth below in italicized and underlined text. The Company respectfully directs the Staff’s attention to the application for confidential treatment, dated March 15, 2013, as amended on May 2, 2013, in which the Company petitioned the Staff for confidential treatment for, in addition to other things, certain royalty adjustment and cessation provisions and terms under the Pfizer Inc. License Agreement.

SMA Agreement with Pfizer

On December 28, 2012, we entered into an exclusive worldwide licensing agreement (the “License Agreement”) with Pfizer to advance the SMA program, which is led by RG3039 and also includes backup compounds and enabling technologies. Under the terms of the License Agreement, we received $5 million from Pfizer as an upfront payment on January 22, 2013 and a $1 million milestone payment on September 4, 2013. We are entitled to receive up to $64 million in potential future milestone payments, a portion of which may be owed to third parties. These potential payments are approximately equally divided between milestones related to clinical development and initial commercial sales in specific geographies. In addition, we are entitled to receive royalties on any future sales of RG3039 or any SMA compounds developed under the License Agreement. The License Agreement also provides for tiered and increasing royalty rates which begin in the high single-digits for RG-3039 or lesser amounts for any backup compounds

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 20, 2015

developed under the License Agreement. Our receipt of these royalties is subject to an obligation under an existing in-license agreement and other customary offsets and deductions. Royalties are payable, on a country-by-country basis, for a duration based upon the later of (a) expiration of the licensed patent(s) and (b) a predetermined time after the first commercial sale of the first such product in such country. Pursuant to this License Agreement, Pfizer has assumed full responsibility for the SMA program moving forward, including the conduct of the clinical trials necessary for any product approvals. Pfizer may terminate the license agreement at any time for convenience or for cause upon written notice to Repligen. In addition, the License Agreement shall terminate upon the termination of the Exclusive License Agreement by and between Repligen and Families of Spinal Muscular Atrophy (“FSMA”), dated October 22, 2009, which is terminable at will by Repligen and will otherwise terminate upon the later of (i) the expiration or abandonment of all underlying patent rights, (ii) 10 years following the first commercial sale of the licensed product, and (iii) the expiration or termination of all obligations pursuant to FSMA’s existing licenses with Vertex Pharmaceuticals Incorporated and deCode Chemistry, Inc.

Significant Customers and Geographic Reporting, page 5

4. Please revise your disclosure in this section to identify the customer which accounted for 35% of your revenues for the fiscal year ended December 31, 2013. Also, please identify customers A, B and C in the section entitled “Concentrations of Credit Risk and Significant Customers” on page 67.

Response to Comment No. 4:

The Company respectfully directs the Staff’s attention to the section entitled “Sales and Marketing” on page 5, in which the Company identifies large bioprocessing customers with specificity. The Company has disclosed its relationship with Customer A, GE Healthcare, extensively throughout its periodic reports. In reliance on Item 101(c)(vii) of Regulation S-K, Customer B and Customer C are not identified with specificity because although these customers are significant, the loss of either such customer would not have a material adverse effect on the Company as a whole. Accordingly, the Company respectfully submits that it is similarly not appropriate to identify Customer B or Customer C with additional specificity in the section entitled “Concentrations of Credit Risk and Significant Customers” on page 67. In future filings, the Company will more expressly identify GE Healthcare as a substantial customer, as well as any other customer, the loss of which would have a material adverse effect on the Company.

Patent, Licenses and Proprietary Rights, page 6

5. Please expand your disclosure for your material patents and patent applications to include the following information:

•	the type of patent protection such as composition of matter, use or process for your U.S. Patent No. 7,691,608 B2;

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 20, 2015

•	the jurisdiction where your OPUS pre-packed column patent application is pending and the expected expiration date if the patent is issued;

•	the expiration dates of U.S. Patent Nos. 7,888,366 and 7,985,755; and

•	the jurisdiction where your histone deacetylase inhibitors patent application is pending and the expected expiration date if the patent is issued.

Response to Comment No. 5:

The Company acknowledges the Staff’s comment. In future filings, the Company will expand its disclosure regarding its material patents and patent applications substantially as set forth below in italicized and underlined text:

•	The type of patent protection such as composition of matter, use, or process for your U.S. Patent No. 7,691,608 B2

The claims of U.S. Patent No. 7,691,608 cover compositions of matter including isolated nucleic acids, expression vectors, bacterial cells that include the nucleic acids, as well as methods of producing truncated Protein A polypeptides, methods of producing affinity chromatography resins, and methods of purifying proteins.

•	The jurisdictions where your OPUS pre-packed column patent application is pending and the expected expiration date if the patent is issued

The OPUS pre-packed column patent application is pending in the United States, Australia, Canada, Europe, India, and Japan.

•	The expiration dates of U.S. Patent Nos. 7,888,366 and 7,985,755

The expiration date of U.S. Patent No. 7,888,366 (the ‘366 patent) is in 2028 with potential for patent term extension.

The expiration date of U.S. Patent No. 7,985,755 (the ‘755 patent) is in 2027 with potential for patent term extension.

•	The jurisdiction where your histone deacetylase (HDAC) inhibitors patent application is pending and the expected expiration date if the patent is issued

On January 21, 2014, the Company out-licensed its HDAC Inhibitor (HDACi) portfolio to BioMarin Pharmaceuticals Inc. The Company’s outlicensed HDACi portfolio included patent applications in the United States as well as patent applications in the EU, Canada, Japan and Australia.

*        *        *

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 20, 2015

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 20, 2015

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 781-419-1862 or by e-mail at jsnodgres@repligen.com or Arthur R. McGivern by phone at 617-642-5702 or by email at amcgivern@goodwinprocter.com.

Sincerely,

/s/ Jon Snodgres
Name:	Jon Snodgres
Title:	Chief Financial Officer

Cc:	Walter C. Herlihy
Repligen Corporation

Arthur R. McGivern
Courtney M. Gaughan
Goodwin Procter LLP